Exhibit 99.1

Sinovac Files 2017 Annual Report on Form 20-F and Reports Unaudited Second Half,
Audited Full Year 2017 Financial Results

BEIJING, May 11, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that it has filed its annual report for the year ended December 31, 2017 on Form 20-F (the “2017 Annual Report”) with the U.S. Securities and Exchange Commission. The Company also reported its unaudited financial results for the six months ended December 31, 2017, as well as audited financial results for the year ended December 31, 2017.

Filing of 2017 Annual Report

The Company has filed its 2017 Annual Report with the SEC on May 11, 2018. The 2017 Annual Report is available on the SEC’s website www.sec.gov. Sinovac will also post the 2017 Annual Report on its website www.sinovac.com under SEC Filings in the Investor Relations section. The Company will provide a hard copy of the 2017 Annual Report to its shareholders upon request, free of charge. Requests for a hard copy of the 2017 Annual Report can be made by sending a request by email to ir@sinovac.com and submitting the complete mailing details on a request form.

Unaudited Second Half of 2017 Financial Highlights

•	Sales from continuing operations for the second half of 2017 were $107.4 million compared to $60.1 million in the prior year period, an increase of 78.8%. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.
•	Net income attributable to common shareholders was $15.0 million, or $0.26 per basic and diluted share, compared to net income attributable to common shareholders of $7.7 million, or $0.13 per basic and diluted share, in the prior year period.

Full Year 2017 Financial Highlights

•	Sales from continuing operations in 2017 were $174.3 million, an increase of 140.7% from $72.4 million in 2016. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.
•	Net income attributable to common shareholders was $25.8 million, or $0.45 per basic and diluted share in 2017, compared to net loss attributable to common shareholders of $0.6 million, or ($0.01) per basic and diluted share in 2016.

Business Highlights

Marketing and Sales

In 2017, the vaccine market recovered from the impact caused by the Shandong incident in 2016. The Company’s new product, EV71, made a significant contribution to the revenue. Hepatitis vaccine and flu vaccine sales rebounded compared to 2016.

Research and Development

Varicella – Sinovac obtained clinical research approval for its proprietary Varicella vaccine candidate from the China Food and Drug Administration (CFDA) in September 2015 and completed phase I clinical trials in 2016. The phase III trial was completed in 2017 with preliminary phase III data showing that Sinovac's varicella vaccine was 87.1% (95% CI: 69.7%, 94.5%) efficacious against chickenpox caused by Varicella-zoster Virus (VZV). The results of the lot consistency study indicated that the immunogenicity of the three vaccine lots was consistent. The Company filed the production license application with the CFDA before the end of 2017.

sIPV – In November 2015, the Company obtained clinical trial licensing for its Sabin IPV. Phase I/II clinical trials were completed in 2017. A phase III trial was commenced in April 2017 and recently unblended. The preliminary results of the trial after unblinding show that the seroconversion rate of poliovirus type II is superior to the control vaccine and seroconversion rates of the other two types of poliovirus are non-inferior to the control vaccine. In addition, the geometric mean titer (“GMT”) of all three poliovirus types were higher than the control vaccine.

23 Valent Pneumococcal Polysaccharide Vaccine – A phase III trial on 23-PPV was completed with results showed that the immunogenicity and safety of Sinovac’s vaccine candidate were not inferior to the controlled vaccine, a 23-PPV already commercialized in China. Furthermore, the results showed that the vaccine candidate could be used by the target age group to control and prevent diseases caused by pneumonia. The New Drug Application was filed to the CFDA in August 2017. Due to the aggressive actions taken by the minority shareholder of Sinovac Biotech Co., Ltd. (Sinovac Beijing), Sinovac Beijing was forced to suspend all preparations for and ultimately postpone the CFDA inspection of the manufacturing site necessary for 23-valent PPV production approval.

Quadrivalent Influenza Vaccine (QIV) – The Company initiated the development of a QIV in May 2013. Following the completion of preclinical studies, the Company applied for the clinical license from the CFDA. The approval to conduct a human clinical trial was issued by the CFDA in November 2016, and the trial was initiated in the fourth quarter of 2017. In contrast to the trivalent influenza vaccine, such as Sinovac’s Anflu product, which includes an influenza A H1N1 virus, an influenza A H3N2 virus, and a B virus, the quadrivalent flu vaccine is designed to protect against four different flu viruses: two influenza A viruses and two influenza B viruses. Adding another B virus to the vaccine is expected to provide broader protection against circulating flu viruses because there are two very different lineages of B viruses that both circulate during most seasons.

Other Legal Matters

A number of legal matters have recently arisen related to the actions of certain shareholders of the Company in connection with 2017 Annual General Meeting of Shareholders (“2017 AGM”) in the United States and Antigua by the Company or 1 Globe. The progress of each litigation was disclosed in the form of 20-F filed by the Company.

On April 9, 2018, the Company received a document request from the SEC requesting all of the Company’s documents concerning 1Globe, the Chiang Li Family, OrbiMed, certain other shareholders, and their affiliates. We have been cooperating with the SEC. We understand the SEC is conducting a fact-finding investigating to determine whether these shareholders and possibly other parties violated the U.S. securities laws. We do not have any information to suggest the SEC is investigating the actions of the Company or its officers and directors. We cannot predict the outcome of the SEC’s investigation.

Unaudited Financial Results for Second Half of 2017

	2017 2H	% of Sales	2016 2H	% of Sales
(In $000 except percentage data)
Hepatitis A – Healive	14,542	13.5%	15,520	25.8%
Hepatitis A&B – Bilive	5,502	5.2%	1,695	2.8%
Hepatitis vaccines subtotal	20,044	18.7%	17,215	28.6%
Influenza vaccine	13,550	12.6%	9,119	15.2%
Enterovirus 71 vaccine	72,533	67.5%	33,578	55.9%
Mumps vaccine	1,311	1.2%	191	0.3%
Regular sales	107,438	100.0%	60,103	100.0%
H5N1	-	0.0%	(3)	0.0%
Total sales	107,438	100.0%	60,100	100.0%
Cost of sales	12,505	11.6%	14,030	23.3%
Gross profit	94,933	88.4%	46,070	76.7%

Sales from continuing operations in the second half of 2017 were $107.4 million compared to $60.1 million in the prior year period. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.

Gross profit from continuing operations was $94.9 million compared to gross profit of $46.1 million in the prior year period. Gross margin was 88.4% compared to 76.7% in the prior year period. Growth margin in the second half of 2016 was lower due to higher idle capacity costs charged to cost of sales and a negative gross profit for the hepatitis A&B vaccine due to higher sales returns provision provided in 2016 as a result of the Shandong incident. Gross profit in the second half of 2017 also increased due to higher gross profit generated by the Company’s EV71 vaccine.

Selling, general and administrative expenses in the second half of 2017 were $50.6 million compared to $27.5 million in the same period of 2016. The Company’s selling, general and administrative expenses increased with higher levels of sales activity. The Company also incurred a cost of $0.6 million relating to the proposed privatization of Sinovac.

R&D expenses in the second half of 2017 were $11.7 million compared to $7.8 million in the same period of 2016. The increase was mainly due to higher R&D expenses on the varicella and sIPV vaccine pipeline products.

Income from continuing operations in the second half of 2017 was $20.9 million compared to $11.1 million in the prior year period.

Net income attributable to common shareholders was $15.0 million, or $0.26 per basic and diluted share, compared to net income attributable to common shareholders of $7.7 million, or $0.13 per basic and diluted share, in the prior year period.

Non-GAAP EBITDA was $35.4 million in the second half year of compared to $20.1 million in the prior year period. Non-GAAP net income from continuing operations in the second half of 2017 was $20.2 million compared to $13.4 million in the prior year period. Non-GAAP diluted earnings per share from continuing operations in the second half of 2017 were $0.25 per share compared to $0.17 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

Financial Results for the Twelve Months Ended December 31, 2017

	2017	% of Sales	2016	% of Sales
(In $000 except percentage data)
Hepatitis A – Healive	27,421	15.7%	20,044	27.7%
Hepatitis A&B – Bilive	10,430	6.0%	552	0.7%
Hepatitis vaccines subtotal	37,851	21.7%	20,596	28.4%
Influenza vaccine	13,544	7.7%	9,829	13.6%
Enterovirus 71 vaccine	121,284	69.6%	35,140	48.5%
Mumps vaccine	1,667	1.0%	477	0.7%
Regular sales	174,346	100.0%	66,042	91.2%
H5N1	-	0.0%	6,389	8.8%
Total sales	174,346	100.0%	72,431	100.0%
Cost of sales	20,240	11.6%	22,393	30.9%
Gross profit	154,106	88.4%	50,038	69.1%

Sales from continuing operations in 2017 were $174.3 million, an increase of 140.7% from $72.4 million in 2016. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine as well as sales recovery in the Company’s other products following the 2016 Shandong vaccine incident.

Gross profit from continuing operations in 2017 was $154.1 million, an increase of 208.0% from $50.0 million in 2016. Gross margin was 88.4% compared to 69.1% in 2016. Gross margin in 2016 was lower due to higher inventory provision provided for the hepatitis A&B and mumps vaccines, higher idle capacity costs charged to cost of sales, and a negative gross profit for the hepatitis A&B vaccine due to a higher sales returns provision provided in 2016 as a result of the Shandong incident. Gross profit in 2017 also increased due to higher gross profit generated by the Company’s EV71 vaccine.

Selling, general and administrative expenses in 2017 were $87.4 million compared to $42.0 million in 2016. The Company’s selling, general and administrative expenses increased with the higher level of sales activity, and the Company also incurred a cost of $1.5 million related to the proposed privatization of Sinovac.

R&D expenses in 2017 were $20.5 million compared to $12.6 million in 2016. The increase was mainly due to higher R&D expenses on the varicella and sIPV vaccine pipeline products.

Net income from continuing operations was $36.7 million in 2017 compared to a net loss of $3.1 million in 2016. Net income from discontinued operations was nil in 2017 compared to $2.3 million in 2016.

Net income attributable to common shareholders was $25.8 million, or $0.45 per basic and diluted share in 2017, compared to net loss attributable to common shareholders of $0.6 million, or ($0.01) per basic and diluted share in 2016.

Non-GAAP EBITDA was $51.3 million in 2017 compared to $8.2 million in 2016. Non-GAAP net income from continuing operations in 2017 was $36.4 million compared to net income of $0.3 million in 2016. Non-GAAP diluted earnings per share from continuing operations in 2017 were $0.45 compared to diluted earnings per share of $0.01 in 2016. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2017, cash and cash equivalents totaled $114.4 million compared to $62.4 million as of December 31, 2016. In 2017, net cash provided in operating activities was $61.4 million. Net cash used in investing activities was $11.9 million, which was due to the purchase of equipment. Net cash used by financing activities was $1.3 million, including loan proceeds of $28.6 million and loan repayment of $38.7 million. As of December 31, 2017, the Company had $18.2 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

Update on “Going Private” Proposals

On June 26, 2017, the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) with Sinovac (Cayman) Limited, (“Parent”) and Sinovac Amalgamation Sub Limited (“Amalgamation Sub”), a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent will acquire the Company for cash consideration equal to $7.00 per common share. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the amalgamation, Amalgamation Sub will be amalgamated with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Amalgamation”). Immediately following the consummation of the transactions contemplated by the Amalgamation Agreement, Parent will be beneficially owned by a consortium comprising Mr. Weidong Yin, SAIF Partners IV L.P., C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P., and Vivo Capital Surplus Fund VIII, L.P.

Our board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, or the Special Committee, unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that the Company’s shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation.

The Amalgamation is subject to customary closing conditions, including approval by an affirmative vote of holders of Shares representing at least two-thirds of the Company’s common shares present and voting in person or by proxy as a single class at a meeting of its shareholders, which will be convened to consider the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and the other closing conditions specified in the Amalgamation Agreement. If completed, the Amalgamation will result in Sinovac Biotech Ltd. becoming a privately-held company, and the Company’s common shares will no longer be listed on NASDAQ.

On June 28, 2017, the Company received a written proposal (the “Sinobioway Proposal”) from a consortium comprising (i) PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., (ii) Shandong Sinobioway Biomedicine Co., Ltd., (iii) CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., (iv) Beijing Sinobioway Group Co., Ltd., (v) CITIC M&A Fund Management Co., Ltd., (vi) Heng Feng Investments (International) Limited, and (vii) Fuerde Global Investment Limited (collectively, the “Sinobioway Consortium”), pursuant to which the Sinobioway Consortium proposed to acquire the Company for cash consideration equal to $8.00 per common share (the “Sinobioway Transaction”). During the course of the following three months, the Special Committee and its advisors sought to clarify the terms of the Sinobioway Proposal, including the financing of the Sinobioway Transaction, and the likelihood of consummating the Sinobioway Transaction, with the Sinobioway Consortium and its advisors. In late October, the Special Committee determined, after consultation with its advisors, that negotiations with respect to the Sinobioway Proposal were not permitted under the Amalgamation Agreement based on the information provided by the Sinobioway Consortium prior to such determination.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

Tel : 1-646 277 1258

Email : Phil.denning@icrinc.com

China :

Edmond Lococo

Tel : +86 10 6583 7510

Email : Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima

Tel: 1-203--682-8233

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of December 31, 2017 and December 31, 2016

(Expressed in thousands of U.S. Dollars)

	December 31, 2017	December 31, 2016
Current assets

Cash and cash equivalents	$114,415	$62,434
Restricted cash	1,549	3,007
Accounts receivable - net	66,205	49,832
Inventories	19,618	14,102
Prepaid expenses and deposits	2,101	1,372
Total current assets	203,888	130,747

Property, plant and equipment	76,430	66,882
Prepaid land lease payments	9,028	8,697
Long-term inventories	-	98
Long-term prepaid expenses	25	23
Prepayment for acquisition of equipment	528	964
Deferred tax assets	9,320	3,944
Total assets	299,219	211,355

Current liabilities
Short-term bank loans	18,152	31,279
Loan from a non-controlling shareholder	-	2,304
Accounts payable and accrued liabilities	59,418	24,960
Income tax payable	8,862	3,178
Deferred revenue	4,073	2,766
Deferred government grants	2,038	1,777
Total current liabilities	92,543	66,264

Deferred government grants	4,474	2,953
Long-term bank loans	14,849	9,448
Deferred revenue	-	89
Loan from a non-controlling shareholder	7,070	-
Other non-current liabilities	3,143	2,935
Total long-term liabilities	29,536	15,425

Total liabilities	122,079	81,689

Commitments and contingencies

Equity
Preferred stock	-	-
Common stock	57	57
Additional paid in capital	115,339	112,668
Accumulated other comprehensive income	7,075	168
Statutory surplus reserves	19,549	14,788
Accumulated earnings (deficit)	9,132	(11,914)
Total shareholders' equity	151,152	115,767

Non-controlling interests	25,988	13,899
Total equity	177,140	129,666
Total liabilities and equity	$299,219	$211,355

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the six and twelve months ended December 31, 2017 and 2016

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)
Sales	$107,438	$60,100	$174,346	$72,431
Cost of sales	12,505	14,030	20,240	22,393
Gross profit	94,933	46,070	154,106	50,038

Selling, general and administrative expenses	50,646	27,516	87,365	41,980
Provision (recovery) for doubtful accounts	407	847	934	1,412
Research and development expenses	11,710	7,797	20,489	12,648
Loss on disposal and impairment of property, plant and equipment	29	357	42	478
Government grants recognized in income	(137)	(6,500)	(141)	(6,984)
Total operating expenses	62,655	30,017	108,689	49,534
Operating income	32,278	16,053	45,417	504

Interest and financing expenses	(747)	(945)	(1,569)	(1,729)
Interest income	719	278	1,183	731
Other income (expenses), net	(91)	(136)	13	100
Income (loss) from continuing operationgs before income taxes	32,159	15,250	45,044	(394)
Income tax expense	11,299	4,156	8,339	2,664
Income (loss) from continuing operations	20,860	11,094	36,705	(3,058)
Income (loss) from discontinued operations, net of tax of nil	-	-	-	2,338
Net Income (loss)	20,860	11,094	36,705	(720)
Less: (Income) loss attributable to non-controlling interests	(5,906)	(3,440)	(10,898)	124
Net income (loss) attributable to shareholders of Sinovac	14,954	7,654	25,807	(596)

Income (loss) from continuing operations	20,860	11,094	36,705	(3,058)
Other comprehensive loss from continuing operations, net of tax of nil
Foreign currency translation adjustments	4,581	(4,543)	8,098	(8,843)
Comprehensive income (loss) from continuing operations	25,441	6,551	44,803	(11,901)

Income (loss) from discontinued operations	-	-	-	2,338
Other comprehensive income (loss) from discontinued operations, net of tax of nil	-	-
Foreign currency translation adjustments	-	-	-	-
Comprehensive income (loss) from discontinued operations	-	-	-	2,338

Comprehensive income (loss)	25,441	6,551	44,803	(9,563)
Less: comprehensive (income) loss attributable to non-controlling interests	(6,752)	(2,883)	(12,089)	953
Comprehensive income (loss) attributable to shareholders of Sinovac	$18,689	$3,668	$32,714	$(8,610)

Earnings (loss) per share
Basic net income (loss) per share:
Continuing operations	0.26	0.13	0.45	(0.05)
Discontinued operations	0.00	0.00	0.00	0.04
Basic net income (loss) per share	0.26	0.13	0.45	(0.01)

Diluted net income (loss) per share:
Continuing operations	0.26	0.13	0.45	(0.05)
Discontinued operations	0.00	0.00	0.00	0.04
Diluted net income (loss) per share	0.26	0.13	0.45	(0.01)

Weighted average number of shares of common stock outstanding
Basic	57,052,268	56,975,699	57,033,816	56,949,083
Diluted	57,250,279	57,154,463	57,101,191	56,949,083

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six and twelve months ended December 31, 2017 and 2016

(Expressed in thousands of U.S. Dollars)

	Six months ended		Twelve months ended
	December 31		December 31
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)
Cash flows provided by (used in) operating activities
Income (loss) from continuing operations	20,860	11,094	36,705	(3,058)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes	(2,743)	(1,075)	(4,921)	(1,007)
- Share-based compensation	495	1,777	979	2,409
- Inventory provision	957	3,626	1,231	6,377
- Provision (recovery) for doubtful accounts	407	847	934	1,412
- Loss on disposal and impairment of property, plant and equipment	29	357	42	478
- Depreciation of property, plant and equipment and amortization of licenses	2,515	2,189	4,638	5,063
- Amortization of prepaid land lease payments	126	121	243	247
- Government grants recognized in income	(137)	(6,500)	(141)	(6,984)

Changes in:
- Accounts receivable	17,223	(23,423)	(13,482)	(15,122)
- Inventories	(1,933)	3,288	(5,531)	(3,025)
- Income tax payable	9,237	4,560	4,948	1,720
- Prepaid expenses and deposits	(1,062)	(552)	(622)	(436)
- Deferred revenue	3,460	2,609	987	(4,959)
- Accounts payable and accrued liabilities	7,934	2,436	33,416	2,739
- Other non-current liablitites	330	339	330	339
- Deferred government grants	-	(31)	-	-
- Restricted cash	(1,439)	(1,557)	1,598	(1,557)

Net cash provided by (used in) operating activities from continuing operations	56,259	105	61,354	(15,364)
Net cash used in operating activities from discontinued operations	-	-	-	(95)
Net cash provided by (used in) operating activities	56,259	105	61,354	(15,459)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	17,465	22,808	28,636	45,462
- Repayments of bank loans	(20,760)	(7,099)	(38,708)	(24,850)
- Proceeds from issuance of common stock, net of share issuance costs	1,229	(445)	1,264	315
- Proceeds from shares subscribed	428	(36)	428	-
- Government grants received	2,506	6,857	2,598	6,857
- Loan from non-controlling shareholder	4,440	-	4,440	-

Net cash provided by (used in) financing activities	5,308	22,085	(1,342)	27,784

Cash flows used in investing activities
- Proceeds from disposal of equipment	19	26	19	26
- Acquisition of property, plant and equipment	(5,147)	(8,043)	(11,915)	(12,654)
- Net proceeds from disposal of subsidiary	-	(14)	-	861
Net cash used in investing activities from continuing operations	(5,128)	(8,031)	(11,896)	(11,767)
Net cash used in investing activities from discontinued operations	-	-	-	(9)
Net cash used in investing activities	(5,128)	(8,031)	(11,896)	(11,776)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	2,997	(943)	3,865	(2,092)

Increase (decrease) in cash and cash equivalents	59,436	13,216	51,981	(1,543)
Less: Net decrease in cash from discontinued operation	-	-	-	(143)
Increase (decrease) in cash and cash equivalents	59,436	13,216	51,981	(1,400)

Cash and cash equivalents, beginning of period	54,979	49,218	62,434	63,834

Cash and cash equivalents, end of period	$114,415	$62,434	$114,415	$62,434

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six and twelve months ended December 31, 2017 and 2016

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Twelve months ended December 31
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income (loss) from continuing operations	20,860	11,094	36,705	(3,058)
Adjustments:
Share-based compensation	495	1,777	979	2,409
Depreciation and amortization	2,641	2,310	4,881	5,310
Interest and financing expenses, net of interest income	28	667	386	998
Net other (income) expense	91	136	(13)	(100)
Income tax expense	11,299	4,156	8,339	2,664
Non-GAAP EBITDA	35,414	20,140	51,277	8,223

Income (loss) from continuing operations	20,860	11,094	36,705	(3,058)
Add: Foreign exchange loss	(1,188)	539	(1,323)	942
Add: Share-based compensation	495	1,777	979	2,409
Non-GAAP net income (loss) from continuing operations	20,167	13,410	36,361	293

Net Income (loss) from continuing operaitons attributable to shareholders of Sinovac	14,954	7,654	25,807	(2,934)
Add: Non-GAAP adjustments to net income from continuing operations	(693)	2,316	(344)	3,351
Non-GAAP net income attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	14,261	9,970	25,463	417

Weighted average number of shares on a diluted basis	57,250,279	57,154,463	57,101,191	56,949,083
Diluted earnings (loss) per share from continuing operations	0.26	0.13	0.45	(0.05)
Add: Non-GAAP adjustments to net income per share from continuing operations	(0.01)	0.04	(0.01)	0.06
Non-GAAP Diluted earnings per share from continuing operations	0.25	0.17	0.45	0.01